UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Ecomax, Inc.
Full name of registrant

Ecomat Inc.
Former name if applicable

630 Fifth Avenue, Suite 2338
Address of Principal Executive Office (Street and number)

New York, NY 10111
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The compilation, dissemination, and review of the information required to be presented in the Form 10-K for the fiscal year ended June 30, 2023 has imposed time constraints that have rendered timely filing of the Form 10-K impracticable without undue hardship and expense to the Registrant. As a result, the Registrant is still in the process of compiling required information to complete the Form 10-K, and its independent registered public accounting firm requires additional time to complete its audit of the financial statements for the fiscal year ended June 30, 2023. The Registrant anticipates that it will file the Form 10-K no later than the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Raymond Chen	+1	(929) 923-2740
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On February 16, 2023 and March 1, 2023, the Registrant entered into a sale of goods agreement and a distributor agreement, respectively, with Rocitin Company Limited, a Hong Kong company, and commenced substantial business operations. Therefore, the Registrant ceased being a shell company.

As the result of commencing substantial business operations, the Registrant has generated $424,391 in revenues during the fiscal year 2023, compared to $0 in revenues during the fiscal year 2022. The Registrant had total operating expenses of $176,512, including general and administrative expenses of $122,200, and sales expenses of $54,312 during the fiscal year ended June 30, 2023, compared to $105,448, including $105,448 general and administrative expenses during the fiscal year ended June 30, 2022. The Registrant incurred interest expenses of $22,188 during the fiscal year ended June 30, 2023, compared to interest expenses of $9,158 during the fiscal year ended June 30, 2022. During the years ended June 30, 2023, and 2022, the Registrant had a net loss of $89,920 and $114,606, respectively, mainly due to the change in the Registrant’s revenue in 2023.

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Ecomax, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 28, 2023	By	/s/ Raymond Chen
Raymond Chen
Chief Executive Officer, Chief Financial Officer, director and Chairman of the Board of Directors

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).

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